03 MAR 31 AM 7:21

CHB

03007857

CHOHUNG BANK

SUPPL

Chohung Bank, 14,Namdaemoon-Ro 1 Ka, Chung-Ku, Seoul, Korea

Facsimile

Date : Mar.14. 2003 | Number of pages : 8

To : Ms. Sandra Kinsey
Office of Int'l Corporate Finance
SEC

Tel:202-942-2990
Fax:202-942-9624

From : Gonhahk Lee
IR Dept.
Chohung Bank

Tel : 822-2010-2490
Fax : 822-3700-4923

Subject : Bank's notice of Annual General Meeting of Shareholders

PROCESSED
APR 01 2003
THOMSON FINANCIAL

File Number : 82-4506

Dear Ms. Sandra Kinsey

Enclosed please find the "Notice of Annual General Meeting of Shareholders."

The original copies will be forwarded to you via express mail.

Should you have any questions, please contact me at any time.

Best regards,

dlw 3/31

CHOHUNG BANK

CHB

March 11, 2003

NOTICE
OF
ANNUAL GENERAL MEETING
OF SHAREHOLDERS

I, being a duly authorized officer of Chohung Bank, hereby notify the resolution of the Board Meeting held on March 11, 2003, regarding the Annual General Meeting of Shareholders for the 2002 fiscal year.

Meeting Details	The Annual General Meeting of Shareholders for the 2002 fiscal year will be held at the Chohung Bank Head Office, 3rd Floor, at 10:00 a.m. Friday March 28th, 2003 (local time)
Meeting Agenda	1. Approval of the Bank's financial statements for 2002 and the proposed appropriation of retained earnings/losses(no dividend). 2. Approval of the proposed changes to the Articles of Incorporation. 3. Appointment of members of the Board of Directors. 4. Appointment of members of the Standing Auditor 5. Grant of Stock Option 6. Approval of the proposed changes to internal regulation
Dividend	None

Note to Agenda

Agenda Item 1

Please find financial statements for 2002 fiscal year attached to this documents.

※ The Bank's financial statements for the year ended December 31st, 2002, are open for inspection at website. (www.chb.co.kr).

Agenda Item 2

The summary of the changes is as follows ;

	Existing	Amended
Article 11 Stock Option Program	⑦ The Board of Directors may adopt a resolution to cancel options offered to an officer or an employee of the Bank, if he 1.Retires or resigns at discretion 2.Causes critical damage to the Bank willfully or negligently, or 3.Is subject to such cancellation as set forth in the agreement on option to purchase with the Bank.	⑦ The board of directors may adopt a resolution to cancel options offered to an officer or an employee of the Bank, if he 1.Retires or resigns at discretion 2.Causes critical damage to the Bank willfully or negligently, or 3.Is subject to such cancellation as set forth in the agreement on option to purchase with the Bank. **4.receives recommendation to be dismissed from a supervisory institution, or is dismissed according to a disciplinary request.**
Article 30 Terms of Directors	②The term of office referred above may be extended until the closing date of the Ordinary General Meeting of Shareholders convened in respect of the last fiscal year during the term in office.	②The term of office referred above may be extended **(or shortened)** until the closing date of the Ordinary General Meeting of Shareholders convened in respect of the last fiscal year during the term in office.
Article 31 Change of the Appointment Process of Director	①Standing directors shall be nominated by the Board of Directors through the recommendation of the President and Chief Executive Officer of the Bank and appointed at the General Meeting of Shareholders; provided, however , that candidates for the President and Chief Executive officer of the Bank and the standing auditors shall consist of all the Non-Standing Directors and appointed at the General Meeting of Shareholders through the recommendation of a Candidates Recommendation Committee which passes a resolution with the approval of more than two third of registered committee members.	①**Standing Directors shall be appointed at the General Meeting of Shareholders.**

	Existing	Amended
	②Non-Standing Directors shall be nominated by the board of directors and appointed at the General Meetings of Shareholders.	**②Non-Standing Directors shall be recommended by Non-Standing Director Recommendation Committee and appointed at the General Meetings of Shareholders.**
Article 34 Appointment and Duties of Executive Director	①The Bank shall appoint one representative director, who becomes the President and Chief Executive Officer of the Bank, and a few Director and Deputy President and Director and Executive Vice President with the resolution by the Board of Directors. If the President and Chief Executive Officer cannot carry out his duties, one Standing Director may be appointed as representative director, who also executes duties of the President and Chief Executive Officer of the Bank.	**①One Representative Director, who concurrently serves as the President and Chief Executive Officer, and several Director and Deputy Presidents shall be elected among the Standing Directors by the resolution of the Board of Directors. The President and Chief Executive Officer shall be elected through the recommendation by the Candidates Recommendation Committee.** **②-④ Unchanged** **⑥The Candidates Recommendation Committee in ① shall consist of Non-Standing Auditors, a person recommended by the representative of shareholders, and other experts. The details of structure and operations shall be determined by the Board of Directors.**
Article 40 Committee	-	**5.Non-Standing Director Recommendation Committee**

	Existing	Amended
Article 41 Executive Committee	②Among power of the Board of Directors as set forth in commercial law appointment and dismissal of managers. establishment. move and abolition of its branches shall be executed by the Executive Committee , while establishment and abolition of its overseas branches by the board of directors.	②Among power of the Board of Directors as set forth in commercial law appointment and dismissal of managers, **opening and closing of the branches shall be executed by the Executive Committee , while relocation of branches shall be executed by President & CEO. Opening and closing of the overseas offices shall be executed by the Board of Directors.**

Agenda Item 3

Non-Standing Directors shall be elected at the AGM. The candidates are as follows ;

Name	Age	Position outside the Bank
Wan Young Yu	58	President & CEO, Orion Electronic Co.
Jeong-Myung Lee	60	Advisor, Yonhap News Agency
Jin-Soon Lee	52	Professor, Soong-Sil Univ.
Woo-Jin Kim	38	Researcher, Korea Institute of Finance
David J. Behling	63	Senior Consultant, Bank One

Agenda Item 4

The members of Audit Committee(also Non-Standing Directors) shall be elected at the AGM.
The candidates are as follows ;

Name	Age	Position outside the Bank
Jong Hyuk Kim	60	Professor, SungKyunKwan Univ.
Chang Seong Jang	47	Head of Planning and Coordination, Korea Deposit Insurance Company

Agenda Item 5

Details of grant of stock option are as follows;

Type of Share	Common Share
Total Number of Shares	312,000
Qualified Officer	Chairman of the Board of Directors, President and CEO, Standing Auditor, Director, Head of Group
Exercising Price	KRW 5,000
Exercising Period	March 29, 2005 ~ March 28, 2008

Sould you have any questions, please contact Mr. Gonhahk Lee at 822-2010-2490 during office hours.

By: Park

Hee-Sung Park
Head of Investor Relations Dept.

Non-Consolidated Balance Sheets (Bank Accounts)

December 31, 2002 and 2001

	Millions of Korean Won		Thousands of U.S.Dollars
	2001	2002	2002
Assets			
Cash and due from banks	2,037,861	2,698,816	2,248,264
Trading securities	1,236,926	990,179	824,874
Investment securities	12,839,355	10,082,398	8,399,199
Loans	34,443,040	45,328,520	37,761,179
Fixed assets	1,565,775	1,415,312	1,179,034
Other assets	3,903,339	5,681,063	4,732,641
Total Assets	**56,026,296**	**66,196,288**	**55,145,191**
Liabilities and Shareholders' Equity			
Liabilities			
Deposits	38,922,144	45,125,839	37,592,335
Borrowings	7,429,731	6,843,721	5,701,201
Debentures	2,419,676	5,672,349	4,725,382
Other liabilities	4,718,923	6,262,081	5,216,662
Total Liabilities	**53,490,474**	**63,903,990**	**53,235,580**
Shareholders' Equity			
Capital stock	3,395,391	3,395,592	2,828,717
Capital surplus	-	-	-
Other reserve	9,145	10,619	8,846
Accumulated deficit	(388,792)	(931,362)	(775,877)
Capital adjustments	(479,922)	(182,551)	(152,075)
Total Shareholders' Equity	**2,535,822**	**2,292,298**	**1,909,611**
Total Liabilities and Shareholders' Equity	**56,026,296**	**66,196,288**	**55,145,191**

Non-Consolidated Statements of Income (Bank Accounts)

For the year ended December 31, 2002 and 2001

	Millions of Korean Won		Thousands of U.S.Dollars
	2001	2002	2002
Interest Income and Dividends:			
Interest on due from banks	56,843	22,023	18,346
Interest on dividend on trading securities	69,240	72,172	60,123
Interest on dividend on investment securit	872,714	687,155	572,438
Interest on loans	2,867,906	3,031,095	2,525,071
Other	95,804	37,404	31,160
Total Interest Income and Dividends	**3,962,507**	**3,849,849**	**3,207,138**
Interest Expenses:			-
Interest on deposits	1,680,584	1,508,118	1,256,346
Interest on borrowings	409,053	254,333	211,874
Interest on debentures	204,137	264,338	220,208
Other	50,365	79,382	66,130
Total Interest Expenses	**2,344,139**	**2,106,171**	**1,754,558**
Net Interest Income	**1,618,368**	**1,743,678**	**1,452,580**
Provision for Possible Loan losses	**751,295**	**1,542,948**	**1,285,361**
Net Interest Income(Loss) after			-
Provision for Loan Losses	**867,073**	**200,730**	**167,219**
Non-Interest Income:			-
Fees and commissions	532,484	763,691	636,197
Gain on sale of trading securities	85,051	24,201	20,161
Gain on valuation of trading securities	3,657	5,856	4,878
Gain on foreign currency trading	202,946	145,089	120,868
Gain on derivatives trading	273,379	440,856	367,258
Fees and commissions from trust accounts	64,238	49,012	40,829
Other	321,286	178,186	148,439
Total Non-Interest Income	**1,483,041**	**1,606,891**	**1,338,630**
Non-Interest Expenses:			
Commissions	108,156	166,603	138,789
General and administrative expenses	712,739	856,328	713,369
Loss on foreign currency trading	111,570	104,270	86,863
Loss on derivatives trading	259,668	398,694	332,135
Contribution to credit guarantee fund	36,639	45,249	37,695
Loss on sale of loans	380,757	16,641	13,863
Loss on sale of trading securities	41,089	5,590	4,657
Loss on valuation of trading securities	1,915	150	124
Payments to guaranteed return trust accou	20,946	57,675	48,046
Other	340,210	767,581	639,438
Total Non-Interest Expenses	**2,013,689**	**2,418,781**	**2,014,979**
Ordinary Income (Loss)	**336,425**	**(611,160)**	**(509,130)**
Extraordinary Gain	-	-	-
Income(Loss) before Income Taxes	**336,425**	**(611,160)**	**(509,130)**
Income Taxes	**(186,106)**	**(25,115)**	**(20,922)**
Net Income	**522,531**	**(586,045)**	**(488,208)**